METALLA ROYALTY & STREAMING LTD

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

MAY 31, 2018

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Metalla Royalty & Streaming Ltd.

We have audited the accompanying consolidated financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statements of financial position as at May 31, 2018 and May 31, 2017, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metalla Royalty & Streaming Ltd. as at May 31, 2018 and May 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

September 26, 2018
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	May 31	May 31
	2018	2017
ASSETS
Current assets
Cash	$4,817,357	$1,216,650
Receivables (Note 3)	252,702	46,771
Prepaid expenses and deposits	127,719	217,559
Total current assets	5,197,778	1,480,980
Non-current assets
Royalty and stream interests (Note 5)	17,030,963	2,759,645
Investment in Silverback (Note 6)	2,412,873	2,558,528
Deferred acquisition costs (Note 5)	-	1,035,820
Total non-current assets	19,443,836	6,353,993
TOTAL ASSETS	$24,641,614	$7,834,973

LIABILITIES AND EQUITY LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$357,006	$249,594
Loans payable (Note 7)	178,980	15,067
Total current liabilities	535,986	264,661
Non-current liabilities
Loans payable (Note 7)	8,652,673	-
Deferred income tax liabilities (Note 8)	197,314	-
Total non-current liabilities	8,849,987	-
Total liabilities	9,385,973	264,661
EQUITY
Share capital (Note 9)	35,859,181	25,551,508
Reserves	6,424,470	6,110,780
Deficit	(27,028,010)	(24,091,976)
Total equity	15,255,641	7,570,312
TOTAL LIABILITIES AND EQUITY	$24,641,614	$7,834,973

Commitments (Note 13)
Events after the reporting date (Note 14)

These consolidated financial statements were authorized for issuance by the Board of Directors on September 25, 2018.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2018	2017
Income
Revenue from stream interest	$7,368,331	$-
Share of net income of Silverback (Note 6)	168,778	26,294
Interest income (Note 9)	-	100,000
Expenses
Cost of sales (Note 4)	(2,932,761)	-
Depletion on stream interest (Note 5)	(3,689,838)	-
Foreign exchange loss	(334,287)	(25,107)
Interest expense (Note 7)	(356,798)	(274,730)
Investor relations	(438,024)	(264,300)
Management and directors' fees (Note 10)	(503,776)	(319,393)
Office and administrative expenses	(313,545)	(25,865)
Performance-based share-based payment (Note 10)	-	(1,420,000)
Professional fees and other expenses	(312,853)	(164,017)
Share-based payments (Note 9)	(832,746)	(818,315)
Transfer agent and filing fees	(162,580)	(53,251)
Travel and related expenses	(24,343)	-
Loss before income taxes	(2,364,442)	(3,238,684)
Current income tax (expense) recovery (Note 8)	-	-
Deferred income tax (expense) recovery (Note 8)	(197,314)	-
Net loss	$(2,561,756)	$(3,238,684)

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	269,681	-
Other comprehensive loss	269,681	-
Total comprehensive loss	$(2,292,075)	$(3,238,684)

Earnings per share - basic and diluted	$(0.04)	$(0.08)
Weighted average number of shares outstanding - basic and diluted	71,289,880	39,353,229

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,561,756)	$(3,238,684)
Items not affecting cash:
Share of net income of Silverback	(168,778)	(26,294)
Depletion on stream interest	3,689,838	-
Interest income	-	(100,000)
Interest and other expenses	356,798	296,727
Performance-based share-based payment	-	1,420,000
Share-based payments	832,746	818,315
Deferred income tax expense	197,314	-
Unrealized foreign exchange effect	149,359	-
Net change in non-cash working capital items (Note 11)	323,510	(83,565)
Net cash provided by (used in) operating activities	2,819,031	(913,501)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investment in Silverback (Note 6)	-	(2,554,536)
Dividend received from Silverback	314,433	-
Acquisitions of royalty and stream interests (Note 5)	(869,244)	(1,574,447)
Recoveries from royalty and stream interests (Note 5)	240,296	-
Deferred acquisition costs	-	(35,820)
Net cash used in investing activities	(314,515)	(4,164,803)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	-	6,417,108
Share issue costs	-	(433,435)
Exercise of stock options	386,000	72,000
Exercise of share purchase warrants	1,277,775	-
Proceeds from loans payable, net	-	250,000
Dividend paid	(374,278)	-
Interest paid	(188,762)	(14,778)
Net cash provided by financing activities	1,100,735	6,290,895

Effect of exchange rate changes on cash	(4,544)	(42)

Change in cash	3,600,707	1,212,549
Cash, beginning of year	1,216,650	4,101
Cash, end of year	$4,817,357	$1,216,650

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2016	30,974,942	$16,919,348	$3,672,176	$(20,853,292)	$(261,768)
Private placements and share issuances	16,748,606	5,634,192	1,197,916	-	6,832,108
Share issue costs	-	(469,807)	-	-	(469,807)
Share issue costs, finder's shares	45,000	-	-	-	-
Share issue costs, finder's warrants	-	(41,012)	41,012	-	-
Acquisition of royalty interests	3,583,334	1,145,000	40,198	-	1,185,198
Deferred acquisition costs	2,000,000	819,887	180,113	-	1,000,000
Exercise of stock options	200,000	123,900	(51,900)	-	72,000
Warrants issued for loans payable (Note 6)	-	-	212,950	-	212,950
Share-based payments	-	-	818,315	-	818,315
Performance-based share-based payments	3,333,333	1,420,000	-	-	1,420,000
Loss for the year	-	-	-	(3,238,684)	(3,238,684)
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312
Acquisition of royalty and stream interests	14,546,597	7,855,161	-	-	7,855,161
Exercise of stock options	1,333,333	792,840	(406,840)	-	386,000
Exercise of share purchase and finder's warrants	2,624,834	1,630,872	(353,097)	-	1,277,775
Share-based payments	-	-	803,946	-	803,946
Restricted share units vested	48,000	28,800	-	-	28,800
Foreign currency translation adjustment	-	-	269,681	-	269,681
Dividend paid	-	-	-	(374,278)	(374,278)
Loss for the year	-	-	-	(2,561,756)	(2,561,756)
Balance as at May 31, 2018	75,437,979	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Metalla is a precious metals royalty and streaming company and engaged in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

In an effort to facilitate greater flexibility in pursuing its plans, effective November 22, 2016, the Company completed a share consolidation on a basis of three (3) pre-consolidation shares for one (1) post-consolidation share. On the effective date, the number of pre-consolidation common shares was 129,642,731, where the share consolidation resulted in the number of post-consolidation common shares of 43,214,246. As required by International Financial Reporting Standards (“IFRS”), all references to share capital, common shares outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the three for one share consolidation.

The Company has incurred a cumulative deficit to date of $27,028,010 as at May 31, 2018 (2017 - $24,091,976) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for fiscal 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Principles of consolidation

These consolidated financial statements include the accounts of the parent company and its subsidiaries after eliminating intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly-owned subsidiaries include MTA Royalty & Streaming Pty Ltd., High Stream Corp. and Metalla SEZC.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

These consolidated financial statements are expressed in Canadian dollars. The functional currency of the Company and each of its subsidiaries is the Canadian dollar, which is the currency of the primary economic environment in which the entity operates, with the exception of MTA Royalty & Streaming Pty Ltd., being the United States (“US”) dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment. These consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

On translation of the entity whose functional currency is the US dollars, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Revenue

Revenue comprises revenue earned in the period from royalty, stream, and similar production-based interests. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream, and similar production-based interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream interests, relevant commodities received from the stream interest operators are sold to the operator’s third-party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the operator’s third-party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss (“FVTPL”) - This category comprises financial assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of loss and comprehensive loss.

Available-for-sale (“AFS”) - Non-derivative financial assets not included in the above categories are classified as AFS. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an AFS financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of loss and comprehensive loss.

A financial asset is derecognized when the contractual right of the asset’s cash flows expires or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

Derivative investments

Derivative investments, such as receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liabilities were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Other financial liabilities - This category comprises non-derivative liabilities, which are recognized at amortized cost using the effective interest method.

Impairment of financial assets

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets described above.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in accumulated other comprehensive income or loss are reclassified to profit or loss in the period. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or
•	it becomes probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Intangible assets

Intangible assets consist of acquired royalty interests and stream metal purchase agreements. These intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated depletion and accumulated impairment losses. Depletion of the royalty interest is determined using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Company, and commenced once the Company became entitled to receive cash flows. Depletion for the royalty interest is included in consolidated statement of loss and comprehensive loss, unless otherwise noted. Intangible assets that are not yet ready for use are not amortized until available for use. All intangible assets are reviewed for impairment indicators at each reporting period. The life of the property is estimated using life of mine models specifically associated with the mineral property to which the royalty relates, which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources and other information gathered from historical experience to develop a best estimate of ounces to be produced and delivered under the contract.

Investments in associates

Companies over which the Company has significant influence are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment that can be estimated. Objective evidence of impairment of an equity investment includes:

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
•	National or local economic conditions that correlate with defaults of the associated companies.

Impairment of long-lived assets

The carrying amounts of non-financial assets, excluding and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit (“CGU”) level.

On an annual basis, the Company evaluates the carrying amounts of CGUs to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment of long-lived assets (cont’d…)

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to GCUs, impairment loses are allocated to reduce the carrying amounts of the assets of the GCU on a pro-rata basis. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company’s royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

The Company grants stock options and restricted share units (“RSUs”) to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer (“CEO”).

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

a)	Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to the consolidated statement of loss and comprehensive loss. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

b)	Income taxes

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical accounting estimates and judgments

c)	Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company’s royalty interests, costs of disposal, and the appropriate discount rates. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s royalty interests.

d)	Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company.

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company did not early adopt this standard. The Company analyzed its contract with its customer and does not anticipate any material changes in the timing or measurement of revenue.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 is effective for periods beginning on or after January 1, 2018. The Company has analyzed the impact of adoption of this standard and does not anticipate that there will be any material impact on the consolidated financial statements.

3.	RECEIVABLES

	May 31	May 31
	2018	2017
Trade receivables	$217,054	$-
GST recoverable	35,648	46,771
	$252,702	$46,771

As at May 31, 2018 and 2017, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts at May 31, 2018 and 2017 was $Nil.

4.	COST OF SALES

For the year ended May 31, 2018, the Company recorded cost of sales of $2,932,761 (2017 - $Nil), which includes the Company’s share of the total direct and indirect costs incurred by or on behalf of the Endeavor mine operator to produce metals concentrate shipped and provisionally invoiced.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS

	Coeur	Other
	stream and	royalty
	royalty interests	interests	Total
As at May 31, 2016	$-	$-	$-
IEPI acquisitions	-	2,514,076	2,514,076
Filo acquisitions	-	195,569	195,569
Orefinders acquisitions	-	50,000	50,000
As at May 31, 2017	-	2,759,645	2,759,645
Matamec acquisitions	-	1,513,728	1,513,728
Coeur acquisitions	15,965,335	-	15,965,335
Akasaba West acquisition	-	261,753	261,753
Other acquisition costs	13,203	6,059	19,262
Depletion and recoveries	(3,930,134)	-	(3,930,134)
Currency translation adjustments	441,374	-	441,374
As at May 31, 2018	$12,489,778	$4,541,185	$17,030,963

Historical costs	$16,179,616	$4,541,185	$20,720,801
Accumulated depletion	$(3,689,838)	$-	$(3,689,838)

Akasaba West acquisition

In May 2018, the Company completed the acquisition of a 2.0% NSR royalty payable by Agnico Eagle Mines Limited (“Agnico”) on its Akasaba West Mine for $250,000. There is an exemption on the first 210,000 ounces of gold produced and Agnico maintains its buy-back right of 1.0% for US$7,500,000. The Company incurred $11,753 of acquisition costs.

Coeur acquisitions

In July 2017, the Company completed the acquisition of three royalty and one silver stream interests from Coeur Mining Inc. (“Coeur”) for the following consideration: (a) 14,546,597 common shares of the Company, valued at $0.54 per share on July 31, 2017 or $7,855,161, and (b) an unsecured convertible debenture in the principal amount of $8,332,041 or US$6,677,476 (Note 7).

In addition to the three NSRs on the Joaquin project, Zaruma gold mine, and the Puchuldiza project (2.0%, 1.5%, and 1.5%, respectively), the Company acquired a silver stream interest, which is related to contained silver within the metals concentrate produced at the Endeavor mine in Australia. Under terms of the stream arrangement, the Company will have operating cost contribution of US$1.00 for each ounce (“oz.”) of payable silver, indexed annually for inflation (currently at US$1.35), plus a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce. In accordance with the agreement, Metalla will have the right to buy 100% of the silver production up to 20,000,000 oz. (of which 6,770,530 oz. have been delivered with 13,229.470 oz. remaining to be delivered as at the reporting date). As at May 29, 2018, the current Endeavor mine plan has an estimated delivery of approximately 1,600,000 oz. of payable silver through to December 2020 according to the CBH Resources Limited (“CBH”), who is the mine operator.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

Coeur acquisitions (cont’d…)

The purchase price allocation for the Coeur acquisition is as follow:

Considerations paid:
Common shares issued	$7,855,161
Convertible debenture payable	8,332,041
Acquisition costs	110,321
16,297,523
Net asset acquired
Receivables	$563,882
Endeavor stream interest	9,061,929
Coeur royalty interests	6,903,406
Accounts payable and accrued liabilities	(231,693)
$16,297,523

During the year ended May 31, 2018, the Company received $240,296 related to one of the royalty interests acquired due to the reactivation Core Gold Inc.’s subsidiary. The payments received have been recognized against the carrying amount.

Matamec acquisitions

In June 2017, the Company completed the acquisition of an additional 1% net smelter return (“NSR”) royalty interest (totaling 2%) on the Holye Pond extension property and a 1% NSR royalty interest on the Montclerg property located northeast of Goldcorp’s Hoyle Pond mine from Matamec Exploration Inc. (“Matamec”). for the following consideration: (a) $500,000 and (b) 2,000,000 units (valued at $0.50 per share on May 30, 2017 or $1,000,000), where each unit consists of one common share of the Company and one-half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years. The Company incurred $13,728 of acquisition costs.

Filo acquisitions

In February 2017, the Company entered into an agreement with 2090720 Ontario Inc. (“Filo”) to acquire five NSR interests for 250,000 common shares (valued at $0.61 per share on February 27, 2017 or $145,000) and 150,000 share purchase warrants (valued at $40,198). The Company incurred $10,371 of acquisition costs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

IEPI acquisitions

In November 2016, the Company entered into an agreement with International Explorers and Prospectors Inc. (“IEPI”) to acquire a 100% interest in three NSRs ranging from 1.0% to 1.5% on the Hoyle Pond extension property operated by Goldcorp Inc., the West Timmins extension properties operated by Tahoe Resources Inc., and the DeSantis properties operated by Osisko Mining Corp., subject to certain buyback conditions.

The Company agreed to following consideration:

•	$1,500,000 (paid) and $1,000,000 in common shares (3,333,334 issued) on the signing date;
•	$1,500,000 and $1,500,000 in common shares at various gold production milestones at the Hoyle Pond extension property;
•	$500,000 and $500,000 in common shares when gold production milestone has been achieved at the West Timmins extension properties;
•	$500,000 and $500,000 in common shares when gold production milestone has been achieved at the DeSantis properties; and
•	$2,000,000 and $500,000 in common shares when various expansionary and production staged milestones have been achieved at either the Hoyle Pond mine or West Timmins mine.

Consideration payable in common shares of the Company are calculated based on the volume weighted average price over ten trading days prior to the effective date. The Company incurred $6,059 (2017 - $14,076) of acquisition costs.

Orefinders acquisitions

In August 2016, the Company entered into an agreement with Orefinders to acquire royalty interests on the Mirado mine project (“Mirado”) for $50,000, which included the following:

•	an unsecured NSR, capped at a maximum of $105,000, payable out of Orefinders’ profits from processing the stockpile, after paying all processing costs and repayment of its secured loan (no amount was received);
•	a 2.0% NSR, capped at a maximum of $1,000,000, on certain revenues from Orefinders’ potential future production;
•	the right to purchase a 1.0% NSR during the life of Mirado for an additional $2,000,000, after Orefinders attains commercial production; and
•	a right of first refusal to provide any future stream financing component to Orefinders on its possible future phase two production from expansion of the open pit once a preliminary economic assessment (“PEA”) has been completed and provided the financing is on reasonable and competitive commercial terms consistent with industry standards.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

6.	INVESTMENT IN SILVERBACK

In April 2017, the Company, through its wholly-owned subsidiary, acquired 15% interest in Silverback Ltd. (“Silverback”), who holds the New Lukia Gold Mine (“NLGM”) silver stream, for cash consideration of $2,554,536 or US$1,861,907. Silverback is a privately held company, whose sole business is the receipt and distribution of the net earnings of the NLGM silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

	May 31	May 31
	2018	2017
Opening balance	$2,558,528	$-
Acquisition	-	2,554,536
Income in Silverback	168,778	26,294
Distribution	(314,433)	-
Currency translation adjustments	-	(22,302)
Ending balance	$2,412,873	$2,558,528

Summarized financial information for the years ended May 31, 2018 and 2017 of Silverback is as follow:

	Year ended	Year ended
	May 31	May 31
Denominated in US dollars	2018	2017
Current assets	$400,463	$130,092
Total assets	4,641,793	130,092
Current liabilities	(80,000)	-
Total liabilities	(80,000)	-
Net income and comprehensive income for the period	$885,158	$130,092

7.	LOANS PAYABLE

	May 31	May 31
	2018	2017
Opening balance	$15,067	$133,412
Additions	8,332,041	750,000
Interest expense	356,798	274,730
Repayments	(188,762)	(514,778)
Settlements	-	(627,950)
Currency translation adjustments	316,509	(347)
Ending balance	8,831,653	15,067
Less: current portion	178,980	15,067
Long term portion	$8,652,673	$-

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

7.	LOANS PAYABLE (cont’d…)

In July 2017, the Company entered into a convertible debenture agreement for $8,332,041 or US$6,677,476 with Coeur, in connection with the acquisition of certain royalty and stream interests from Coeur (Note 5), which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture will automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. As at May 31, 2018, the Company owed $8,831,653 (May 31, 2017 - $Nil), which included the accrued interest expense.

From September 2014 to 2016, the Company entered into loan agreements for aggregate of $365,000 with its shareholders, which had stated rates from 0% to 15% per annum and terms from thirty-one days to one year. $65,000 (or US$50,000) of the aggregate balance was secured by the Company’s Cariboo mining concessions in BC, Canada. There were financing fees of 416,666 share purchase warrants of the Company (issued; valued at $52,111). Significant portion of the principal balance and accrued interest expense were repaid by cash or issuing subscription receipts in the Company’s private placements during fiscal 2017 with no gain or loss was realized on settlements. As at May 31, 2018, the Company owed $Nil (2017 - $15,067, which included the accrued interest expense).

In August 2016, the Company entered into a loan agreement for $500,000 with a shareholder, which has a stated rate of 5% per annum and a term of one year. In addition, consideration for the loan includes a contingent payment of $250,000 which becomes payable from revenues earned from processing of the Orefinders’ stockpile and 833,333 share purchase warrants of the Company (issued; valued at $160,839). During fiscal 2017, $450,000 was repaid and the remaining balance of $50,000 plus accrued interest expense was settled through assignment of the $100,000 unsecured interest receivable from Orefinders, where the Company recognized a charge of $35,890 on settlement. Concurrently, the Company entered into a promissory note arrangement with Inflection Capital Inc. (“Inflection”) for $450,000 (Note 10).

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	May 31	May 31
For the year ended	2018	2017
Loss before income taxes	$(2,364,442)	$(3,238,684)
Canadian federal and provincial income tax rates	26.41%	26.50%
Expected income tax recovery at statutory income tax rate	(624,537)	(858,251)
Difference between Canadian and foreign tax rate	(36,345)	-
Change in effective tax rate	(69,865)	-
Permanent differences	266,868	216,853
Changes in unrecognized deferred tax assets	661,193	641,398
Total income tax expense	$197,314	$-

Current income tax expense	$-	$-
Deferred income tax expense (recovery)	$197,314	$-

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

8.	INCOME TAXES (cont’d…)

The composition of the Company’s net deferred income tax asset (liability) that has been recognized is as follows:

	May 31	May 31
Deferred income tax assets (liabilities)	2018	2017
Deferred tax assets:
Mineral expenditures and capital assets	$1,486,243	$676,837
Share issue costs	76,109	-
Non-capital losses and others	2,668,970	1,684,062
	4,231,322	2,360,899
Unrecognized deferred tax assets	(4,231,322)	(2,360,899)
Deferred tax liabilities	(197,314)
Net deferred income tax asset (liability)	$(197,314)	$-

The Company’s significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets are as follows:

	May 31	Expiry	May 31	Expiry
	2018	date range	2017	date range
Mineral expenditures and capital assets	$5,628,645	No expiry date	$2,554,104	No expiry date
Share issue costs	281,884	2021	328,865	2021
Non-capital losses and other	12,383,172	2026 to 2038	8,818,800	2026 to 2037

Tax attributes are subject to review, and potential adjustments, by tax authorities.

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value. As at May 31, 2018, no common shares (2017 - 11,220,969) were subject to holding periods.

Issued share capital

In April 2017, the Company issued 1,000,000 common shares for $530,000 to a company controlled by a related party. The common shares issued are subject to a four-month holding period.

In March and April 2017, the Company completed a non-brokered private placement for $3,943,818 by issuing 7,887,636 units at $0.50 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $0.75 per share for two years, subject to acceleration if the share price is at or above $1.00 per share for ten consecutive trading days. Under the relative fair value method, the warrants were assigned a fair value of $774,413. The Company paid/accrued share issue costs of $464,752 and issued 146,700 finder’s warrants (valued at $31,267) with the same terms.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

9.	SHARE CAPITAL (cont’d…)

Issued share capital (cont’d…)

In November 2016, the Company completed a non-brokered private placement for $2,358,290 by issuing 7,860,970 units at $0.30 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $0.45 per share for two years. Under the relative fair value method, the warrants were assigned a fair value of $423,503. The Company paid share issue costs of $5,055, issued 45,000 finder’s shares (valued at $14,175) and issued 70,666 finder’s warrants (valued at $9,745) with the same terms.

During the year ended May 31, 2018, the Company issued 18,552,764 (2017 - 5,783,334) common shares pursuant to the acquisitions of royalty and stream interests, vesting of RSUs, and exercise of stock options and share purchase warrants.

Stock options

The Company has adopted a stock option plan approved by the Company’s shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms, if any, are determined by the Company’s Board of Directors at the time of the grant. The continuity of stock options for the years ended May 31, 2018 and 2017 are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2017	Granted	Exercised	Cancelled	2018
Mar 15, 2018	0.75	66,666	-	-	(66,666)	-
Feb 28, 2019	0.36	466,667	-	(266,667)	(100,000)	100,000
Jul 15, 2021	0.21	1,766,667	-	(433,333)	-	1,333,334
Nov 15, 2021	0.30	433,333	-	(333,333)	-	100,000
Nov 30, 2021	0.33	766,667	-	(300,000)	-	466,667
Mar 06, 2022	0.58	600,000	-	-	(187,500)	412,500
Jul 31, 2022	0.54	-	1,900,000	-	(75,000)	1,825,000
Mar 01, 2023	0.64	-	1,500,000	-	-	1,500,000
Outstanding		4,100,000	3,400,000	(1,333,333)	(429,166)	5,737,501
Weighted average exercise price		$0.32	$0.58	$0.29	$0.55	$0.47

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

9.	SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2016	Granted	Exercised	Cancelled	2017
Feb 01, 2017	$0.36	300,000	-	(200,000)	(100,000)	-
Mar 15, 2018	0.75	66,666	-	-	-	66,666
Feb 28, 2019	0.36	733,333	-	-	(266,666)	466,667
May 22, 2019	0.36	100,000	-	-	(100,000)	-
May 30, 2019	0.36	100,000	-	-	(100,000)	-
Jul 15, 2021	0.21	-	1,766,667	-	-	1,766,667
Nov 15, 2021	0.30	-	433,333	-	-	433,333
Nov 30, 2021	0.33	-	766,667	-	-	766,667
Mar 06, 2022	0.58	-	600,000	-	-	600,000
Outstanding		1,299,999	3,566,667	(200,000)	(566,666)	4,100,000
Weighted average exercise price		$0.38	$0.31	$0.36	$0.36	$0.32

As at May 31, 2018, 4,237,501 (2017 - 4,100,000) stock options outstanding were exercisable and the weighted average remaining life of the stock options outstanding was 3.92 (2017 - 4.00) years.

Restricted share units

The Company has adopted a restricted share unit (“RSU”) plan approved by the Company’s shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms, if any, are determined by the Company’s Board of Directors at the time of issuance.

The continuity of RSUs for the year ended May 31, 2018 are as follows:

	Balance				Balance
	May 31			Expired/	May 31
Vesting date	2017	Granted	Vested	Cancelled	2018
Dec 18, 2017	-	48,000	(48,000)	-	-
Outstanding	-	48,000	(48,000)	-	-

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

9.	SHARE CAPITAL (cont’d…)

Warrants

The continuity of share purchase warrants and finder’s warrants for the years ended May 31, 2018 and 2017, all of which are exercisable, are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2017	Issued	Exercised	Cancelled	2018
Nov 30, 2018 $	0.45	4,023,651	-	(1,852,834)	-	2,170,817
Feb 28, 2019¹	0.75	150,000	-	-	-	150,000
Mar 02, 2019¹	0.75	3,242,018	-	(308,000)	-	2,934,018
Mar 29, 2019¹	0.75	200,000	-	-	-	200,000
Mar 31, 2019¹	0.75	503,500	-	(14,000)	-	489,500
Apr 07, 2019¹	0.75	125,000	-	-	-	125,000
May 31, 2019	0.75	1,000,000	-	-	-	1,000,000
Aug 11, 2021	0.45	833,333	-	(450,000)	-	383,333
Aug 30, 2021	0.45	83,333	-	-	-	83,333
Sep 19, 2021	0.45	333,333	-	-	-	333,333
Total		10,494,168	-	(2,624,834)	-	7,869,334
Weighted average exercise price		$0.60	$-	$0.49	$-	$0.64

¹Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2016	Issued	Exercised	Cancelled	2017
Nov 30, 2018 $	0.45	-	4,023,651	-	-	4,023,651
Feb 28, 2019¹	0.75	-	150,000	-	-	150,000
Mar 02, 2019¹	0.75	-	3,242,018	-	-	3,242,018
Mar 29, 2019¹	0.75	-	200,000	-	-	200,000
Mar 31, 2019¹	0.75	-	503,500	-	-	503,500
Apr 07, 2019¹	0.75	-	125,000	-	-	125,000
May 31, 2019	0.75	-	1,000,000	-	-	1,000,000
Aug 11, 2021	0.45	-	833,333	-	-	833,333
Aug 30, 2021	0.45	-	83,333	-	-	83,333
Sep 19, 2021	0.45	-	333,333	-	-	333,333
Total		-	10,494,168	-	-	10,494,168
Weighted average exercise price		$-	$0.60	$-	$-	$0.60

¹Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

As at May 31, 2018, the weighted average remaining life of the share purchase warrants outstanding is 0.98 (2017 - 1.98) years.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

9.	SHARE CAPITAL (cont’d…)

Share-based payments

During the year ended May 31, 2018, the Company granted 3,400,000 (2017 - 3,566,667) stock options to employees, directors, officers, and consultants of the Company. For the fair value method for share-based payments, the Company determined the fair value of the options granted to be $1,211,939 or $0.36 per option (2017 - $818,315 or $0.23) . The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2018	2017
Risk free interest rate	1.80%	0.79%
Expected dividend yield	0%	0%
Expected stock price volatility	74%	100%
Expected life in years	5	5
Forfeiture rate	0%	0%

In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $803,946 (2017 - $818,315) with offsetting credit to reserve for the year ended May 31, 2018.

During the year ended May 31, 2018, the Company issued 48,000 (2017 - Nil) RSUs directors and officers of the Company. For the fair value method for share-based payments, the Company determined the fair value of the RSUs issued to be $28,800 or $0.06 per share (2016 - $Nil or $Nil).

During the year ended May 31, 2018, the Company issued Nil (2017 - 10,491,668) share purchase warrants. The Company determined the relative fair value of the share purchase warrants issued to be $Nil or $Nil per warrant (2017 - $1,672,189 or $0.16) . The fair value of the warrants issued was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2018	2017
Risk free interest rate	n/a	0.70%
Expected dividend yield	n/a	0%
Expected stock price volatility	n/a	100%
Expected life in years	n/a	2
Forfeiture rate	n/a	0%

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Year ended May 31, 2018	or fees	payments	Total
Management	$356,143	$398,933	$755,076
Directors	95,833	375,094	470,927
	$451,976	$774,027	$1,226,003

	Salary	Share-based
Year ended May 31, 2017	or fees	payments	Total
Management	$411,435	$1,937,926	$2,349,361
Directors	-	142,312	142,312
	$411,435	$2,080,238	$2,491,673

As at May 31, 2018, the Company had $70,833 (2017 - $13,474) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

During the year ended May 31, 2017, the Company entered into a share purchase agreement to acquire High Stream Corp. (“High Stream”), a company controlled by an individual who became the President and CEO of the Company prior to closing, for an aggregate of 3,333,333 common shares valued at $1,420,000.

During the year ended May 31, 2017, the Company paid or accrued $92,042 to the former Chairman of the Board as finder’s fees related to its private placements and share issuance.

In August 2016, the Company entered into a promissory note arrangement with Inflection Capital Inc., a company controlled by the former Chairman of the Board, and received a promissory note of $450,000 (for a financing bonus of $50,000). During the year ended May 31, 2017, the principal balance was repaid in full and the Company received a $100,000 interest receivable, which was assigned to settle its loan payable (Note 7).

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Net change in non-cash working capital items

	Year ended	Year ended
	May 31	May 31
	2018	2017
Receivables	$357,951	$(75,613)
Prepaids and deposits	89,840	-
Accounts payable and accrued liabilities	(124,281)	77,075
Net change in non-cash working capital items	$323,510	$1,462

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

Significant non-cash investing and financing activities

During the year ended May 31, 2018, the Company:

a)	issued 14,546,597 common shares and a convertible debenture, with an aggregate value of $16,187,203, for net assets acquired form Coeur (Note 5);

b)	reallocated $1,035,820 of deferred acquisition costs to royalty and stream interests on the closing of the Matamec acquisition (Note 5);

c)	reallocated $406,841 from reserves for 1,333,333 stock options exercised; and

d)	reallocated $353,097 from reserves for 2,624,834 share purchase warrants exercised.

During the year ended May 31, 2017, the Company:

a)	issued 3,583,334 common shares and 150,000 share purchase warrants, with aggregate value of $1,185,198, for acquisitions of royalty interests;

b)	issued 2,000,000 common shares and 1,000,000 share purchase warrants, with aggregate value of $1,000,000, as deferred acquisition costs;

c)	issued 436,667 private placement units, with aggregate value of $315,000, on settlement of loans payable;

d)	reallocated $100,000 of subscription receipt to share capital on the closing of private placement;

e)	issued 1,249,999 share purchase warrants, valued at $212,950, for interest on loans payable;

f)	accrued $172,695 of share issue costs in accounts payable and accrued liabilities;

g)	issued 217,367 finder’s warrants, valued at $41,012, as share issue costs;

h)	reallocated $1,197,916 to reserves for 7,874,302 share purchase warrants issued as private placement units; and

i)	reallocated $51,900 from reserves for 200,000 stock options exercised.

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	May 31	May 31
	2018	2017
Financial assets
Loans and receivables:
Cash	$4,817,357	$1,216,650
Fair value through profit or loss:
Receivables from provisional sales	217,054	-
	$5,034,411	$1,216,650
Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$357,006	$249,594
Loans payable	8,831,653	15,067
	$9,188,659	$264,661

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

12.	FINANCIAL INSTRUMENTS (cont’d…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at May 31, 2018, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$217,054	$-	$217,054

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at May 31, 2018 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

12.	FINANCIAL INSTRUMENTS (cont’d…)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. As at May 31, 2018, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$3,696,270
Receivable	167,614
Loans payable	(6,815,599)
Net exposure	$(2,951,715)

Canadian dollar equivalent	$(3,809,286)

Based on the above net exposure, as at May 31, 2018, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $38,000 in the Company’s pre-tax income or loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s noncurrent liability are disclosed in Note 7. All current liabilities are settled within one year.

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 5).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2018 AND 2017

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2018, the Company:

a)	granted 142,000 RSUs to directors and officers of the Company;

b)	granted 1,550,000 stock options exercisable at $0.73 for five years to employees, directors, and officers of the Company;

c)

completed its plan of arrangement to acquire all outstanding common shares of ValGold Resources Ltd. (“ValGold”) in July 2018. Under the terms of the arrangement, shareholders of ValGold received 0.1667 common shares of the Company for each ValGold common share held. The Company issued 9,659,926 common shares in connection with the arrangement. In connection with this acquisition, the Company issued 3,113,642 common shares, valued at $2,428,641, on conversion of the debenture owed to Coeur with principal balance of US$4,816,805 or $6,287,134 remaining outstanding; and

d)

entered into a purchase and sale agreement on September 5, 2018 to acquire a 2.0% NSR royalty on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for US$12,000,000. The agreement is subject to a Right of First Refusal (“ROFR”) held by the owner of the property, Agnico Eagle Mines Limited (“Agnico”). Agnico has forty-five days (the “Offering Period”) to exercise its ROFR. If Agnico fails to respond or waives its ROFR during the Offering Period, then Agnico will be deemed to have refused the offer. GoGold, at its option, has the right to take US$6,000,000 of the purchase price in common shares of the Company at a deemed price of $0.78 per share. Such shares will be subject to a four-month hold period under applicable securities laws and the rules of the TSX-V. In addition to the ROFR, the completion of the acquisition is subject to customary conditions including the approval of the TSX-V.